14041916

SECURI ... ION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
NOV 24 2014
WASH, D.C.
201 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-12173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke, Lawton, Brewer & Burke, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 North Bethlehem Pike
(No. and Street)

Ambler (City) PA (State) 19002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Dean Karrash (215) 643-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road, Suite 350 (Address) Horsham (City) PA (State) 19044 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Dean Karrash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke, Lawton, Brewer & Burke, LLC, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Maisha K. Bell, Notary Public
Abington Twp., Montgomery County
My Commission Expires Oct. 31, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

BURKE, LAWTON, BREWER & BURKE, LLC
Financial Statement
September 30, 2014

BURKE, LAWTON, BREWER & BURKE, LLC
Financial Statement
September 30, 2014

Burke, Lawton, Brewer & Burke, LLC

Table of Contents

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the accompanying financial statements of Burke, Lawton, Brewer & Burke, LLC (a Pennsylvania corporation) which comprise the statement of financial condition as of September 30, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Burke, Lawton, Brewer & Burke, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Burke, Lawton, Brewer & Burke, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Burke, Lawton, Brewer & Burke, LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Burke, Lawton, Brewer & Burke, LLC's financial statements. The supplemental information is the responsibility of Burke, Lawton, Brewer & Burke, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kreischer Miller

Horsham, Pennsylvania
November 21, 2014

Burke, Lawton, Brewer & Burke, LLC
Statement of Financial Condition
September 30, 2014

Assets

Cash and cash equivalents	$404,985
Deposit with clearing organization	25,000
Receivable from clearing organization	40,814
Prepaid expenses	29,587
Marketable securities owned, at fair value	380
Property and equipment, less accumulated depreciation $148,864	91,713
Total assets	$592,479

Liabilities and Member's Equity

Accounts payable, accrued expenses and other liabilities	$12,810
Member's Equity	579,669
Total liabilities and member's equity	$592,479

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Operations
For the Year Ended September 30, 2014

Revenues	
Commissions	$769,336
Net inventory and investment loss	(36)
Margin interest	11,723
Interest and dividends	92,403
Administration fees	3,497,175
Total revenues	4,370,601
Expenses	
Employee compensation and benefits	3,783,716
Clearing charges	123,629
Communications	42,789
Occupancy and equipment	167,450
Taxes	13,991
Promotional costs	69,960
Data processing costs	36,524
Regulatory expenses	55,297
Other operating expenses	172,762
Depreciation	26,069
Total expenses	4,492,187
Net loss	($121,586)

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2014

Member's equity, October 1, 2013	$701,255
Net loss	(121,586)
Member's equity, September 30, 2014	$579,669

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer, & Burke, LLC
Statement of Cash Flows
For the Year Ended September 30, 2014

Cash flows from operating activities:	
Net loss	($121,586)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	26,069
Decrease in receivable from clearing organization	22,081
Increase in prepaid expenses	(3,820)
Decrease in marketable securities owned	36
Decrease in accounts payable, accrued expenses and other liabilities	(5,797)
Net cash used in operating activities	(83,017)
Cash flows from investing activity:	
Purchase of property and equipment	(36,967)
Net decrease in cash and cash equivalents	(119,984)
Cash and cash equivalents, beginning of year	524,969
Cash and cash equivalents, end of year	$404,985

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Business

Burke, Lawton, Brewer & Burke, LLC ("the Firm") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA").

The Firm is a wholly owned subsidiary of BLB&B Holdings, LLC ("Holdings" or "the Parent").

The Firm operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. The Firm executes and clears its customer securities transactions on a fully disclosed basis with a single clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Firm, like other broker-dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all which have an impact on the Firm's liquidity.

Note 2. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions are recorded on a trade date basis. Interest and dividends are recorded as earned.

Commission revenue and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Marketable securities are valued at fair value. The resulting difference between cost and fair value is included in net loss.

The Firm expenses promotional costs when incurred. Total promotional expenses for the year ended September 30, 2014 was $69,960.

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (three to fifteen years).

Property and equipment consists of the following at September 30, 2014:

Property	$43,173
Equipment	$197,404
	$240,577
Accumulated Depreciation	($148,864)
	$91,713

Note 3. Deposit and Receivable from Clearing Organization

The Firm has on deposit $25,000 with its clearing organization to secure the clearing agreement. The Receivable from clearing organization includes amounts due for completed transactions.

Note 4. Fair Value Measurements

Marketable securities owned consist of trading and investment securities measured at fair value. In accordance with FASB ASC 820, Fair Value Measurements, which establishes a framework for measuring fair value, the Firm measures fair value according to the following hierarchy:

- Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability;
- Level 3 inputs are unobservable inputs of asset and liability and rely on management's own assumptions.

For the year ended September 30, 2014, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Investments held by the Firm as of September 30, 2014 were measured on a recurring basis at fair value using Level 1 inputs:

	Cost	Fair Value	Unrealized Gain
Equity Securities	$11	$380	$369

Note 5. Retirement Plan

Effective January 1, 2013, the Firm adopted a 401(k) profiting sharing retirement plan ("the Plan") for its employees, which allows participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Firm is allowed to make discretionary matching and employer contributions to the Plan. The Plan covers all employees at least 21 years of age who have completed 250 hours of service within six consecutive months from their date of employment. All employees are immediately vested 100%. The Firm's contribution to the Plan for the year ended September 30, 2014 was $238,290 and is included in employee compensation and benefits on the statement of operations.

Note 6. Related Party Transactions

The Firm leases its office from a member of BLB&B Holdings on a month to month basis. The total expense for the year ended September 30, 2014 was $120,000 and is included in occupancy and equipment on the statement of operations.

The Firm has an agreement with BLB&B Advisors, LLC (the "Advisor"), to share space, personnel and other general and administrative costs. Costs paid by the Firm attributable to the Advisor, and are reimbursed by the Advisor were $3,497,175 and are included in the statement of operations for the year ended September 30, 2014. Of the $3,497,175, a total of $3,295,647 were for employee compensation and benefits and $201,528 were for other operating expenses which included communications, occupancy and equipment, promotional costs, data processing, taxes and other operating expenses.

Note 7. Income Tax

FASB ASC 740, Income Taxes, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Firm is not a taxable entity for federal and state income tax purposes. Accordingly, the Firm reports their share of income or loss with the Parent's federal and state tax return. The Parent's tax returns are subject to examination by the relevant tax authorities until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax return. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on management's assessment of many factors, including past experience and complex judgments about future events, management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Note 8. Net Capital and Reserve Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2014, the Firm had net capital of $457,986, which was $207,986 in excess of its required net capital of $250,000. The Firm's net capital ratio was less than 1 to 1.

The operation of the Firm does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Firm is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

Note 9. Concentration of Credit Risk

Financial instruments that potentially expose the Firm to concentrations of credit risk consist principally of cash and cash equivalents and receivable balances. The Firm principally utilizes banks and the clearing broker to maintain its operating cash accounts and temporary cash investments. At certain times, such balances may be in excess of the FDIC and SIPC insurance limits. The Firm provides services to its customers under contractual arrangements. The Firm records reserves at levels considered by management to be adequate to absorb estimates of probable future losses (uncollectable accounts) existing at the consolidated statement of financial condition date. These reserves are based on estimates, and ultimate losses may differ from these estimates. At September 30, 2014, there was no reserve for uncollectable receivables.

The Firm is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Firm may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Note 10. Contingencies

The Firm clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Firm and the clearing broker, the clearing broker has the right to charge the Firm for the losses that result from counterparties' failure to fulfill its contractual obligations. The contract with the clearing broker expires in June 2015 and includes an early termination fee ranging from $100,000 to $50,000, should the agreement be terminated prior to expiration.

In the normal course of business, the Firm may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as agent or, providing services to the Firm. The maximum potential amount of future payments that the Firm may be required to make under these indemnifications cannot be reasonably estimated. However, the Firm believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the accompanying consolidated financial statements for these indemnifications.

Note 11. Subsequent Events

The Firm has evaluated subsequent events through November 21, 2014, the date which the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Schedule I

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2014

Net Capital		
Total member's equity		$579,669
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$91,713	
Prepaid expenses	29,590	121,303
Net capital before haircuts on securities positions		458,366
Less: Securities haircut pursuant to Rule 15c 3-1		
Other		380
Net capital as reported on the Firm's FOCUS Report-Part IIA		$457,986
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$12,810
Total aggregate indebtedness		$12,810
Computation of basic net capital requirement		
Minimum net capital required (based on 6 2/3% of $12,810)		854
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		$250,000
Net capital in excess of minimum required		$207,986
Percentage of aggregate indebtedness to net capital		2.80%

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2014

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of FOCUS Report

No material differences exist between the proceeding computations and the computation by Burke, Lawton, Brewer & Burke, LLC in Part II-A of the FOCUS Report on Form X-17a-5 at September 30, 2014.

Schedule II

Burke, Lawton, Brewer & Burke, LLC
Information Relating to the Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2014

The Firm is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Firm to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii).

Kreischer Miller
PEOPLE | IDEAS | SOLUTIONS
100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, in which (1) Burke, Lawton, Brewer & Burke, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Burke, Lawton, Brewer & Burke, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Burke, Lawton, Brewer & Burke, LLC stated that Burke, Lawton, Brewer & Burke, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Burke, Lawton, Brewer & Burke, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burke, Lawton, Brewer & Burke, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kreischer Miller

Horsham, Pennsylvania
November 21, 2014

Statement pursuant to Securities and Exchange Act of 1934 Rule 17a-5

Burke, Lawton, Brewer & Burke, LLC clears all customer transactions through another broker-dealer on a fully disclosed basis pursuant to SEC Rule 15c3-3(k)(2)(ii).

Burke, Lawton, Brewer & Burke, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

Signed:

Burke, Lawton, Brewer & Burke, LLC
Burke, Lawton, Brewer & Burke, LLC

11/21/14
Date

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369

215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

The Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by Burke, Lawton, Brewer & Burke, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kreischer Miller

Horsham, Pennsylvania
November 21, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended September 30, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-012173 FINRA SEP 12/30/1970
BURKE LAWTON BREWER & BURKE LLC
P O BOX 950 C
SPRING HOUSE, PA 19477

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A.	General Assessment (item 2e from page 2)	$ 1783.62
B.	Less payment made with SIPC-6 filed (exclude interest) 4/17/14 Date Paid	(1095.57)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	688.05
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 688.05
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $______	
H.	Overpayment carried forward $(______)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burke, Lawton, Brewer & Burke, LLC
(Name of Corporation, Partnership or other organization)

Wm D Kanash
(Authorized Signature)

Dated the 29 day of October, 2014.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/1, 20 13
and ending 9/30, 20 14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,370,601
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	36
Total additions	36
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	36,385
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	123,629
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Fees for acct. supervision, investment adv. & admin svc. (Deductions in excess of $100,000 require documentation)	3,497,175
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,657,189
2d. SIPC Net Operating Revenues	$ 713,448
2e. General Assessment @ .0025	$ 1,783.62
	(to page 1, line 2.A.)